CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated December 23, 2010 with respect to the financial statements and financial highlights of ACAP Strategic Fund for the period March 1, 2010 (commencement of operations) through October 31, 2010 which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement.  We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions "Financial Statements" and "Independent Registered Public Accounting Firm."

/s/ Grant Thornton LLP
Grant Thornton LLP

New York, New York
March 23, 2011